Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2012—MTNDG0173 DATED JANUARY 18, 2012
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.
5,500 Non-Callable Fixed to Float Notes
Due January 23, 2016
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•
The notes have a maturity of four years and will mature on January 23, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	From and including January 23, 2012 to but excluding January 23, 2013, the notes will bear interest during each quarterly interest period at a fixed per annum rate of 5.50%.

•
From and including January 23, 2013 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to the floating interest rate commonly referred to as “three-month U.S. dollar LIBOR” determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 2.00%.

•	Interest on the notes is payable quarterly on each January 23, April 23, July 23 and October 23, beginning on April 23, 2012 and ending on the maturity date.

•	The principal amount and issue price of each note is $1,000.

•	The notes will not be listed on any exchange.

Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-2.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$5,500,000.00
Underwriting Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc.	$1,000.00	$5,500,000.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $5.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

We expect to deliver the notes on or about January 23, 2012.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of three-month U.S. dollar LIBOR and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary

Because three-month U.S. dollar LIBOR is a floating rate, the level of three-month U.S. dollar LIBOR will fluctuate. From and including January 23, 2013 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 2.00%. The per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following that interest determination date even if three-month U.S. dollar LIBOR increases during that interest period, but is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

From and including January 23, 2013 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 2.00%.  As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than the $1,000 principal amount of each note.

The Notes are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by an entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Principal Amount of the Notes

We believe that the value of the notes in any secondary market will be affected by the level of three-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. We want you to understand that the impact of one of the factors specified below may offset or magnify some or all of any change in the market value of the notes attributable to another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant. As a result of the factors specified below, you may receive less, and possibly significantly less, than the principal amount of the notes if you try to sell your notes prior to maturity.

The Level of Three-month U.S. Dollar LIBOR.  We expect that the market value of the notes at any time may be affected by changes in the level of three-month U.S. dollar LIBOR. For example, an increase in the level of three-month U.S. dollar LIBOR could cause an increase in the market value of the notes. Conversely, a decrease in the level of three-month U.S. dollar LIBOR may cause a decrease in the market value of the notes. The level of three-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of Three-month U.S. Dollar LIBOR.  Volatility is the term used to describe the size and frequency of market fluctuations. The level of three-month U.S. dollar LIBOR may be, and has recently been, extremely volatile, and we can give you no assurance that this volatility will lessen.  If the volatility of three-month U.S. dollar LIBOR changes, the market value of the notes may change.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, holding the level of three-month U.S. dollar LIBOR constant, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of three-month U.S. dollar LIBOR the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the level of three-month U.S. dollar LIBOR during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes includes, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding Inc. and Citigroup Inc.  Actual or anticipated changes in Citigroup Funding Inc.’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of all payments due on the notes, including the repayment of principal.

The Historical Performance of Three-month U.S. Dollar LIBOR Is Not an Indication of Its Future Performance

The historical performance of three-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes. Changes in the level of three-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of three-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact.  If, at any time, Citigroup Global Markets Inc. were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations with Respect to the Notes

Citigroup Financial Products, Inc., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products, Inc. will determine the level of three-month U.S. dollar LIBOR and will calculate the interest payable to you on each interest payment date.  Any of these determinations or calculations made by Citigroup Financial Products, Inc. in its capacity as calculation agent, including with respect to the calculation of the level of three-month U.S. dollar LIBOR in the event of the unavailability of the level of three-month U.S. dollar LIBOR, may adversely affect the interest payments to you.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of Three-month U.S. Dollar LIBOR

You will have no rights against the publishers of three-month U.S. dollar LIBOR even though the amount you receive on an interest payment date will depend upon the level of three-month U.S. dollar LIBOR. The publishers of three-month U.S. dollar LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

▪	Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Non-Callable Fixed to Float Notes Due January 23, 2016 (the “Notes”) are securities offered by Citigroup Funding Inc. (“Citigroup Funding”)  and have a maturity of four years.

From and including January 23, 2012 to but excluding January 23, 2013, the Notes will bear interest during each quarterly Interest Period at a fixed per annum rate of 5.50%.

From and including January 23, 2013 to but excluding the Maturity Date, the Notes will bear interest during each quarterly Interest Period at a per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable Interest Period plus a spread of 2.00% (as described in “—Determination of Three-month U.S. Dollar LIBOR” below).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $5,500,000 (5,500 Notes). The Notes will mature on January 23, 2016 (the “Maturity Date”).  The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.  All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We expect to pay interest quarterly on each January 23, April 23, July 23 and October 23, beginning on April 23, 2012 and ending on the Maturity Date (each, an “Interest Payment Date”).  Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date is an “Interest Period”.  During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including January 23, 2012 to but excluding January 23, 2013, the Notes will bear interest during each quarterly Interest Period at a fixed per annum rate of 5.50%.

From and including January 23, 2013 to but excluding the Maturity Date, the Notes will bear interest during each quarterly Interest Period at a per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable Interest Period plus a spread of 2.00%. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary.

Three-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. The level of three-month U.S. dollar LIBOR will equal the rate for three-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01” for any relevant date (or any successor page as determined by the calculation agent) at 11:00 am (New York time).

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date (each, a “Regular Record Date”). If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The Notes will mature on January 23, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Determination of Three-month U.S. Dollar LIBOR

If the level of three-month U.S. dollar LIBOR is not published on Reuters page “LIBOR01” (or any successor page as determined by the calculation agent) on any Business Day on which the level of three-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of three months as of 11:00 am (London time) on such Business Day.  If at least two such quotations are so provided, the level of three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations.  If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of three months as of approximately 11:00 am (New York City time) on such London Business Day.  If at least two such rates are so provided, the level of three-month U.S. dollar LIBOR will be the arithmetic mean of such rates.  If fewer than two such rates are so provided or if the Business Day is not also a London Business Day, then the level of three-month U.S. dollar LIBOR will be assumed to be the same as the level of three-month U.S. dollar LIBOR in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

No Redemption

The Notes are not subject to redemption at the option of Citigroup Funding or any holder prior to maturity.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the Maturity Date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.269% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0VR7. The ISIN for the Notes is US1730T0VR75.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products, Inc., an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products, Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THREE-MONTH U.S. DOLLAR LIBOR

The following table sets forth, for each of the periods indicated, the high and low levels of three-month U.S. dollar LIBOR as reported on Bloomberg. Historical three-month U.S. dollar LIBOR should not be taken as an indication of future three-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in three-month U.S. dollar LIBOR during any period set forth below is not an indication that three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2007
Quarter
First	5.36025%	5.33000%
Second	5.36000%	5.35000%
Third	5.72500%	5.19813%
Fourth	5.25313%	4.70250%
2008
Quarter
First	4.68063%	2.54188%
Second	2.92000%	2.63813%
Third	4.05250%	2.78500%
Fourth	4.81875%	1.42500%
2009
Quarter
First	1.42125%	1.08250%
Second	1.17688%	0.59500%
Third	0.58750%	0.28250%
Fourth	0.28438%	0.24875%
2010
Quarter
First	0.29150%	0.24875%
Second	0.53925%	0.29150%
Third	0.53363%	0.28938%
Fourth	0.30375%	0.28438%
2011
Quarter
First	0.31400%	0.30281%
Second	0.30100%	0.24500%
Third	0.37433%	0.24575%
Fourth	0.58100%	0.37761%
2012
Quarter
First (through January 18, 2012)	0.58250%	0.56120%

The rate for three-month U.S. dollar LIBOR for January 18, 2012 was 0.56120%.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes and will, based on the calculation below, be treated as issued with original issue discount (“OID”).   Under applicable Treasury Regulations, solely for the purpose of determining the amount of OID on the Notes, the initial fixed rate is converted to a QFR (the “substitute QFR”).  The substitute QFR must be such that the fair market value of the Notes on the issue date is approximately the same as the fair market value of otherwise identical notes that provide for the substitute QFR (rather than the fixed rate) for the initial period.  In determining the amount of OID on the Notes, the Notes must then be converted into “equivalent” fixed rate debt instruments by replacing each QFR provided under the terms of the Notes (including the substitute QFR) with a fixed rate equal to the value of the QFR on the issue date of the Notes

Qualified stated interest on the Notes will be taxable to a United States holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  A United States holder will be required to include OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. Upon the sale or other taxable disposition of a Note, a United States holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the Note.  A United States holder’s adjusted tax basis in a Note will equal the cost of the Note to the holder, increased by the amounts of any OID previously included in income by the holder with respect to the Note and reduced by any payments other than qualified stated interest received by the holder. Such gain or loss generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition.

A non-United States holder (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the Notes if the non-United States holder provides a properly executed IRS Form W-8BEN.  Special rules apply to non-United States holders whose income and gain on their Notes are effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $5,500,000 aggregate principal amount of the Notes (5,500 Notes) for $1,000 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. proposes to offer the Notes to selected dealers not affiliated with Citigroup Global Markets at the public offering price less a variable selling concession of up to $5.00 per Note. Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisors collectively. These dealers may reallow a selling concession of not more than $5.00 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc., and counsel to Citigroup Funding Inc., when the Notes have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc., subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Company’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

5,500 Non-Callable
Fixed to Float Notes
Due January 23, 2016

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

January 18, 2012
(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Risk Factors Relating to the Notes	PS-2
Description of the Notes	PS-5
Historical Data on Three-month U.S. Dollar LIBOR	PS-8
United States Federal Income Tax Considerations	PS-9
Plan of Distribution; Conflicts of Interest	PS-10
ERISA Matters	PS-11
Validity of the Notes	PS-11

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28